Principal Exchange-Traded Funds 711 High Street, Des Moines, IA 50392 515 247 5111 tel
June 12, 2020
Via EDGAR
Alison White
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549
Re:    Principal Exchange-Traded Funds (the “Registrant”)
File Numbers 333-201935, 811-23029
Post-Effective Amendment No. 93 to the Registration Statement on Form N-1A (the “Amendment”)
Dear Ms. White,
This letter responds, on behalf of the Registrant, to the comments of the Staff of the Securities and Exchange Commission (“Commission”) with respect to the Amendment, which you communicated to me by telephone on May 20, 2020 and in follow up discussions. The Registrant filed the Amendment with the Commission on April 1, 2020, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant will make changes in response to Staff comments as described below in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 94).
General Comments
Comment 1. Please revise the Explanatory Note on the cover to apply to this filing.
Response: The Registrant will make the requested revision.
Comment 2. Please confirm that the Registrant will update the Fund’s ticker and Edgar and class IDs.
Response: Confirmed.
Comments to the Prospectus
Comment 3. It is unclear how the Fund is in compliance with the Names Rule with respect to the term “qualified dividend.” Please advise or revise.
Response: As discussed following the initial comment, the Registrant will change the name of the Fund to the Principal Spectrum Tax-Advantaged Dividend Active ETF and will adopt a non-fundamental policy to invest at least 80% of the Fund's net assets in dividend-paying securities at the time of purchase. Moreover, the principal investment strategies will state that the Fund invests significantly in securities that, at the time of issuance, are eligible to pay dividends that qualify for favorable U.S. federal income tax treatment, such as dividends  treated as “qualified dividend income” or qualified dividends from real estate investment trusts.
Comment 4. If the Fund has parameters for percentage of non-US securities it may hold, or if the Fund will invest in emerging market securities, please disclose.

Response: The Registrant declines to make the any change, as it has not adopted any policy limiting or requiring investments in foreign securities, and the Fund does not principally invest in emerging market securities.
Comment 5. Rather than presenting the risks in alphabetical order, please reorder them prioritize the risks that are most likely to affect the Fund’s net asset value, yield and total return. After the more prominent risks are disclosed, the Staff notes the remaining risks may be listed in alphabetical order. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”
Response: The Registrant respectfully declines to make the requested change. The Registrant submits that the current order of the principal risks complies with the requirements of Form N-1A, which does not require a fund’s principal risks to be set forth in any particular order. Moreover, the Registrant believes investors can locate the risks more easily and compare them across funds when they are in alphabetical order. In response to this comment, however, the Registrant has added disclosure specifically noting that the principal risks are not listed in order of significance.
Comment 6. The Staff does not consider the Fund’s benchmark index to be a “broad-based” index. Please revise to include a primary broad-based index.
Response: The Registrant respectfully submits that the ICE BofA Merrill Lynch 7% Constrained DRD Eligible Preferred Securities Index (the “Index”) is an appropriate broad-based index for the Fund. Form N-1A, Item 27(b)(7), Instruction 5 defines an appropriate broad-based securities market index as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Index meets this definition, as the Index is administered by an organization that is not an affiliated person of the Fund, the Fund’s investment adviser or the Fund’s distributor. The SEC has previously provided written guidance on the factors to consider in selecting an appropriate broad-based securities market index, including "the volatility, diversification of holdings, types of securities owned and objectives of the investment company." SEC Release Nos. IA-315, IC-7113 (Apr. 18, 1972). The SEC has also noted that Form N-1A "gives a fund considerable flexibility in selecting a broad-based index that it believes best reflects the market(s) in which it invests." SEC Release No. IC-19382 (Apr. 6, 1993). In the Fund’s case, the Index is uniquely relevant to the Fund's principal investment strategies.
Comment 7. In the discussion of the Fund’s Manager of Managers Order, the prospectus states that “the Shareholders” of the Fund have approved the order. Should this be revised to note there is only one shareholder since this is a new fund?
Response: The Registrant will make the requested revision.
Comments to the SAI
Comment 8. Please confirm that the November 1, 2019 date is correct for the SAI.
Response: Confirmed. In the amended filing, the SAI will be dated November 1, 2019, as amended June 15, 2020.
Comment 9. The Non-Fundamental Policy related to Rule 35d-1 states that the Funds will “typically” value derivatives at mark-to-market value but sometimes notional value will be used. Please note that it is the Staff’s position that it is never permissible to use notional value for purposes of the Names Rule because the 80% test is an asset-based test, not an exposure test. Please revise.
Response: The Registrant confirms that it understands the Staff’s position and respectfully submits that, as disclosed, a Fund will count the notional value of a derivative for purposes of compliance with Rule 35d-1 when the Fund determines such notional value is an appropriate measure of the Fund’s exposure to investments.
In the release adopting Rule 35d-1 under the 1940 Act (Investment Co. Act Rel. No. 24828, Jan. 17, 2001 (the "Names Rule Release")), the Commission noted that the rule, as adopted, imposes the requirement that an investment company with a name that suggests that the company focuses its investments in a particular type of investment invest at least 80% of its assets in the type of investment suggested by the name. In footnote 13 to the Names Rule Release, the Commission further explained that the proposed rule would have required an investment company with a name that suggests that the company focuses its investments in a particular type of security to invest at least 80% of its net assets in the indicated securities. Importantly, in the Names Rule Release, the Commission noted that the language was modified to focus on "investments" as opposed to "securities," and that, in appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.
Comment 10. Please be advised that it is the Staff’s position that the Registrant must look through to investments of underlying funds when calculating whether a Fund concentrates its investments in any industry.
Response: The Registrant respectfully submits that no revisions are required. The Registrant believes that the Funds’ current concentration policy, as disclosed in the SAI, complies with applicable legal requirements. Although we are aware of the Staff’s position expressed orally, the Registrant is not aware of any written SEC or Staff requirement to look through to an underlying fund’s holdings when determining compliance with a fund’s industry concentration limit.
Comment 11. Under the “Industry Concentration” subheading in the “Description of the Funds’ Investments and Risks” section, the SAI states: “The Accounts view their investments in tax-exempt municipal securities as not representing interests in any particular industry or group of industries.” Please revise the disclosure to reflect the Staff’s position that private activity municipal debt securities should be categorized based on industry of the non-governmental borrower of the project being funded.
Response: The Registrant respectfully declines to revise this disclosure. The Registrant maintains its disclosure satisfies Investment Company Act of 1940 § 8(b)(1)(E), N-1A Item 16(c)(1)(iv), and the views expressed by the Division of Investment Management in Release No. IC-9785 (May 31, 1977) (a statement of concentration “is not applicable to investments in tax-exempt securities issued by government or political subdivisions of governments since such issuers are not members of any industry”). The government issuing the securities is still the party paying the buyer regardless of what happens in any industry related to the project.

Please call me at 515-235-1209 if you have any questions.
Sincerely,
/s/ Britney Schnathorst
Britney Schnathorst
Assistant Counsel, Registrant